AEI Reports First Half 2010 Results
HOUSTON, TX, August 18, 2010 — AEI, an owner and operator of essential energy infrastructure businesses in emerging markets, today reported results for the six months ended June 30, 2010.
Highlights for the First Half 2010 Include:
•	Adjusted Net Income Attributable to AEI up 9% to $139 million

•	Net Income Attributable to AEI up 39% to $233 million

•	Adjusted EBITDA up 10% to $510 million

•	Proportional Adjusted EBITDA up 14% to $496 million

•	Proportional Free Cash Flow up 42% to $264 million

•	Profitable divestiture of the Retail Fuel segment and ownership interests in Accroven

•	Closed financing on and commenced construction of the Jaguar Energy greenfield project, a 300 MW solid-fuel power plant in Guatemala

•	Expanded investment in more than 110 MW of wind generation capacity in China and Nicaragua

•	Completed more than $900 million of financings at our consolidated subsidiaries
2010 Comparative Financial Highlights

	For the Quarter Ended		For the Six Months
	June 30,		Ended June 30,
(millions of dollars (U.S.), except share data)	2010	2009	2010	2009
Revenues	$1,127	$883	$2,283	$1,796
Gross Margin	424	337	858	697
Net Income Attributable to AEI	148	125	233	168
Net Income Attributable to AEI from Continuing Operations	67	114	145	163
Adjusted Net Income Attributable to AEI	62	75	139	128
Diluted Earnings per Share	0.61	0.53	0.96	0.72
Diluted Earnings per Share from Continuing Operations	0.28	0.48	0.60	0.70
Adjusted Diluted Earnings per Share	0.25	0.32	0.57	0.56
Weighted average number of shares (millions)	243	232	243	229
Adjusted EBITDA	244	217	510	463
Proportional Adjusted EBITDA	237	206	496	435

Subsidiary Distributions to Parent			362	240
Free Cash Flow *			240	242
Proportional Free Cash Flow *			264	186

	June 30,	December 31,
	2010	2009
Net Debt	$2,414	$2,414
Proportional Net Debt	2,308	2,549
Note: Reconciliation tables for non-GAAP financial data are attached.
*Cash flow amounts include results of Retail Fuel segment. Beginning in the second quarter of 2010, the Retail Fuel segment is accounted for as discontinued operations and the results of operations and the associated gain on the sale of Proenergia have been removed from the results of continuing operations. The assets and liabilities as presented in the December 31, 2009 balance sheet have been reclassified and separately identified as discontinued.

“We are pleased with our progress during the second quarter,” said Jim Hughes, AEI’s Chief Executive Officer. “Our operating income continues to improve on a year-over-year basis, demonstrating the solid fundamentals of our businesses. In the second quarter, we entered the wind generation market in China and increased our wind generation capabilities in Nicaragua. In addition, we continued to advance the development of our greenfield projects in Guatemala and Peru. Also during the second quarter, we delivered on our commitment to exit the non-core Retail Fuel segment through the profitable divestiture of Proenergia, which allows us to focus solely on our four core business segments. We also sold our ownership interest in Accroven to PDVSA Gas, which eliminated the Venezuelan exposure in our portfolio.”
2010 Adjusted Net Income Attributable to AEI
Second Quarter and Year-to-Date Comparative Adjusted Net Income Attributable to AEI

	For the Quarter Ended		For the Six Months
	June 30,		Ended June 30,
(millions of dollars (U.S.))	2010	2009	2010	2009
Net Income Attributable to AEI	$148	$125	$233	$168
Net income from discontinued operations	(87)	(43)	(114)	(21)
Net income from discontinued operations — noncontrolling interests	6	32	26	16

Net income attributable to AEI from continuing operations	67	114	145	163
Gain on sale of investment	(6)	—	(6)	—
Gain on sale of subsidiaries	—	—	(3)	—
(Gain) loss on early retirement of debt	1	(3)	1	(3)
Elektro — PIS/Cofins accrual reversal	—	(32)	—	(32)
Foreign currency transaction (gain) loss, net	—	(4)	2	—

Adjusted Net Income Attributable to AEI	$62	$75	$139	$128
Adjusted Net Income Attributable to AEI excludes the following items:
•	Net income from discontinued operations, including the $79 million gain on the sale of Proenergia in the second quarter of 2010.

•	An $11 million gain, $6 million net of tax and noncontrolling interests, on Promigas’ sale of its ownership interest in a cost method investment in the second quarter of 2010.

•	A $3 million after-tax gain on the sale of a portion of Huatong’s ownership interest in two subsidiaries in the first quarter of 2010.

•
A $1 million after-tax loss on the extinguishment of Trakya’s debt in the second quarter of 2010 and a $3 million after-tax gain on the extinguishment of debt from a purchase of EDEN’s debt by AEI in the second quarter of 2009.

•	A $49 million benefit, $32 million net of tax, recorded by Elektro in Other Income in the second quarter of 2009 for the reversal of a social contribution accrual recorded prior to 2004.

•	Non-cash foreign currency gains and losses on financial assets and liabilities in each period.
Year-to-Date 2010 Adjusted Net Income Attributable to AEI of $139 million, up $11 million or 9% from 2009
Adjusted Net Income Attributable to AEI was higher year-over-year primarily due to higher operating income in the Power Distribution segment, partially offset by lower operating income in the Power Generation segment and a higher effective tax rate. Power Distribution benefited from higher volumes and the relative appreciation of the Brazilian real compared to the U.S. dollar at Elektro and the acquisition of EMDERSA in the second half of 2009. The lower operating income in Power Generation was primarily driven by the timing of the pass-through of fuel costs at San Felipe. The higher effective tax rate of 38.6% in the first half of 2010 compared to 35.1% for the first half of 2009 was largely attributable to tax benefits recorded in the second quarter of 2009 resulting from settlement of uncertain tax positions.
Second Quarter 2010 Adjusted Net Income Attributable to AEI of $62 million, down $13 million or 17% from 2009
Adjusted Net Income Attributable to AEI for the second quarter was lower year-over-year. The higher operating income in the Power Distribution segment was offset by the lower operating income in the Power Generation segment, the higher effective tax rate and higher interest expense. The higher operating income in the Power Distribution segment was primarily the result of higher volumes and the relative appreciation of the Brazilian real compared to the U.S. dollar, partially offset by higher maintenance expense due to the timing of maintenance spending at Elektro, as well as the acquisition of EMDERSA in the second half of 2009. The lower operating income in the Power Generation segment was primarily driven by the timing of the pass-through of fuel costs and increased maintenance expense for compressor repair costs at San Felipe, and the timing of maintenance spending at Trakya. The higher effective tax rate of 38.6% in the second quarter of 2010 compared to 21.1% in the second quarter of 2009 was largely attributable to tax benefits recorded in the second quarter of 2009 resulting from the settlement of uncertain tax positions, as well as the timing of certain losses generated by AEI and its Cayman Island subsidiaries in the first two quarters of 2009. Interest expense was higher primarily due to higher interest expense at Elektro, driven by a combination of higher rates and balances and the appreciation of the Brazilian real relative to the U.S. dollar, and from the acquisition of EMDERSA in the second half of 2009.

Operating Results
Changes in revenues and costs of sales, taken in absolute terms, may not be meaningful in the analysis of our financial results. Volatility in fuel and other energy prices and fluctuations in foreign exchange rates can impact our revenues and costs of sales; however, a significant portion of our revenues are related to either regulated tariffs or long-term contracts, which allow for the pass-through of fuel and other energy prices and, to a lesser extent, fluctuations in foreign exchange rates.
2010 Year-to-Date Comparative Operating Results
Gross Margin of $858 million, up $161 million or 23% from 2009
Operating Income of $398 million, up $52 million or 15% from 2009
Adjusted EBITDA of $510 million, up $47 million or 10% from 2009

	For the Six Months Ended			For the Six Months Ended
	June 30, 2010			June 30, 2009
		Operating			Operating
	Gross	Income	Adjusted	Gross	Income	Adjusted
(millions of dollars (U.S.))	Margin	(Loss)	EBITDA	Margin	(Loss)	EBITDA
Power Distribution	$527	$273	$353	$354	$184	$254
Power Generation	130	51	68	136	76	99
Natural Gas Trans. & Services	77	52	52	92	61	71
Natural Gas Distribution	114	62	73	111	65	77
Headquarters and Other	13	(39)	(36)	13	(33)	(31)
Eliminations	(3)	(1)	—	(9)	(7)	(7)

Total	$858	$398	$510	$697	$346	$463
•
Power Distribution: Gross Margin, Operating Income and Adjusted EBITDA increased primarily due to volume increases at Elektro driven by increased customer demand as a result of the economic recovery, the appreciation of the Brazilian real compared to the same period in 2009 and the acquisition of EMDERSA.

•
Power Generation: Gross Margin, Operating income and adjusted EBITDA decreased primarily due to higher costs at San Felipe resulting from a combination of increased maintenance expense for compressor repair costs and the timing of the pass-through of fuel costs. The impact was partially offset by reduced costs at EPE from the termination of its take-or-pay contract with TBS in the fourth quarter of 2009, which on a consolidated operating income basis were generally offset by the corresponding reduced revenues at TBS.

•
Natural Gas Transportation and Services: Gross Margin, Operating Income and Adjusted EBITDA decreased primarily due to reduced revenues at TBS resulting from the termination of its take-or-pay contract with EPE in fourth quarter 2009, which on a consolidated operating income basis were generally offset by the corresponding reduced costs at EPE, partially offset by higher volumes at Promigas primarily related to increased customer demand and the appreciation of the Colombian peso compared to the same period in 2009.

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Natural Gas Distribution: Gross Margin increased primarily due to higher volumes from an expanded customer base and a tariff increase at Cálidda and higher volumes from an expanded customer base at Huatong. Operating Income and Adjusted EBITDA decreased primarily due to higher operating costs at certain Promigas subsidiaries and the appreciation of the Colombian peso compared to the same period in 2009, partially offset by the general increase in Gross Margin.

2010 Second Quarter Comparative Operating Results
Gross Margin of $424 million, up $87 million or 26% from 2009
Operating Income of $192 million, up $35 million or 22% from 2009
Adjusted EBITDA of $244 million, up $27 million or 12% from 2009

	For the Three Months Ended			For the Three Months Ended
	June 30, 2010			June 30, 2009
		Operating			Operating
	Gross	Income	Adjusted	Gross	Income	Adjusted
(millions of dollars (U.S.))	Margin	(Loss)	EBITDA	Margin	(Loss)	EBITDA
Power Distribution	$253	$126	$165	$164	$80	$116
Power Generation	68	28	37	68	40	52
Natural Gas Trans. & Services	38	29	24	47	29	34
Natural Gas Distribution	60	31	38	56	27	33
Headquarters and Other	6	(22)	(20)	6	(15)	(14)
Eliminations	(1)	—	—	(4)	(4)	(4)

Total	$424	$192	$244	$337	$157	$217
•
Power Distribution: Gross Margin, Operating Income and Adjusted EBITDA increased primarily due to volume increases at Elektro driven by increased customer demand as a result of the economic recovery, the appreciation of the Brazilian real compared to the same period in 2009 and the acquisition of EMDERSA in the second half of 2009.

•
Power Generation: Gross Margin was flat for the comparable periods. Operating income and Adjusted EBITDA decreased primarily due to higher costs at San Felipe resulting from the timing of the pass-through of fuel costs, partially offset by reduced costs at EPE from the termination of its take-or-pay contract with TBS in the fourth quarter of 2009, which on a consolidated basis were generally offset by the corresponding reduced revenues at TBS.

•
Natural Gas Transportation and Services: Gross Margin and Adjusted EBITDA decreased primarily due to reduced revenues at TBS resulting from the termination of its take-or-pay contract with EPE in the fourth quarter 2009, which on a consolidated operating income basis were generally offset by the corresponding reduced costs at EPE. Operating Income was flat for the comparable periods.

•
Natural Gas Distribution: Gross Margin increased primarily due to higher volumes from an expanded customer base and a tariff increase at Cálidda. Operating income and Adjusted EBITDA increased primarily due to the gain on the sale of a cost method investment of Promigas, and Adjusted EBITDA further increased due to the higher Gross Margin.

Subsidiary Distributions to Parent
Subsidiary Distributions to Parent of $362 million, up $122 million or 51% from six months 2009
Subsidiary Distributions to Parent increased primarily due to higher distributions from Trakya as a result of its new financing and partially due to the increased ownership percentage. In addition, dividend payments from Elektro increased as a result of stronger earnings.

Free Cash Flow
Free Cash Flow of $240 million, down $2 million or 1% from 2009
Proportional Free Cash Flow of $264 million, up $78 million or 42% from 2009
Free Cash Flow was flat compared to the prior period. Proportional Free Cash Flow increased substantially in 2010, primarily at Elektro and at our equity method investments due to an increase in operating cash flows from increased earnings and increases in ownership of TBG and GTB.
Free Cash Flow is defined as operating cash flow less maintenance capital expenditures. We track our capital expenditures in three categories: maintenance; regulatory, which are expenditures required by the regulators or by contract, but are compensated in the tariff; and other, which includes the capital expenditures on greenfield development and other growth projects.
Net Debt
Net Debt of $2,414 million, the same as at year-end 2009
Proportional Net Debt of $2,308 million, down $241 million or 9% from year-end 2009
Net Debt was flat compared to the prior period. Proportional Net Debt as of June 30, 2010 decreased compared to 2009 primarily due to the paydown of the Revolving Credit Facility with the proceeds from the sale of our Retail Fuel business in May 2010, offset by increased debt at Trakya. During the first half of the year, we completed more than $900 million of financings at our consolidated subsidiaries, including the financing of our Jaguar greenfield project. The full $500 million Revolving Credit Facility is available for borrowing. Our corporate debt matures in 2012, 2014 and 2018.
Other Key Highlights
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In April 2010, we completed the acquisition of a 67% ownership interest in NBT Baicheng New Energy Development Co., Ltd., which owns a 50 MW wind farm under construction in the Jilin Province of China.

•
In May 2010, we increased our ownership in Amayo, a 40 MW wind power generation plant in Nicaragua, and made an initial investment in Amayo II, a 23 MW wind power generation project which is currently operational. In August 2010, we contributed our ownership interests in Amayo and Amayo II to Nicaragua Energy Holdings. Centrans contributed their ownership interest in Amayo. As a result of the transactions, we increased our ownership of our power generation assets in Nicaragua to approximately 65%.

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In May 2010, the Company signed an agreement to sell its 52.1% ownership interest in Proenergia to a third party for $265 million, consisting of $240 million in cash and $25 million in notes receivables. The purchase and sale agreement provided for the immediate transfer of a 47.2% ownership interest to the new owner and an option for AEI to sell, and an option for the third party to acquire, subject to certain terms and conditions, AEI’s remaining interest in Proenergia (approximately 5%). The Company recorded a net gain of $79 million in the second quarter of 2010, net of $0 million in taxes.

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In June 2010, the Company sold its equity method investment in Accroven to Petróleos de Venezuela Gas, S.A. (PDVSA Gas) and, as of August 4, 2010, collected $43 million of the total purchase price to be paid in installments over an 18-month period. The payments received to date equal the book value, and we will record the benefits of future payments as such payments are received.

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In June 2010, Promigas, through Compañía Energética de Occidente SAS E.S.P., entered into a service contract with CEDELCA to distribute energy for a period of 25 years beginning August 1, 2010. CEDELCA is a power generation, distribution and commercialization company located in the southwestern region of Colombia.

•	In June 2010, Standard & Poor’s Ratings Services raised its corporate credit ratings on AEI to ‘BB-’ from ‘B+’. In July 2010, Fitch’s outlook for AEI improved from ‘stable’ to ‘positive’.

•
In July 2010, Elektro issued public debentures in the amount of approximately $168 million. The first series totals approximately $101 million with interest based on the Brazil Interbank interest rate (“CDI”) plus 1.15% per year and the second series totals approximately $67 million bearing interest at the CDI rate plus 1.25% per year.

About AEI
AEI owns and operates essential energy infrastructure businesses in emerging markets diversified across four business segments — Power Distribution, Power Generation, Natural Gas Transportation and Services and Natural Gas Distribution — within five key regions — Andean, Southern Cone, Central America/Caribbean, China, and Europe/Middle East/North Africa. AEI and its 11,550 employees serve more than 7.4 million customers worldwide, with approximately 26,500 miles of gas and liquids pipelines, 121,000 miles of power distribution and transmission lines, and 2,278 MW of installed power generation capacity. More information can be found at www.aeienergy.com.
Safe Harbor Disclosure
This news release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Although AEI believes that the assumptions underlying these statements are reasonable, forward-looking statements are inherently uncertain and necessarily involve risks that may affect AEI’s business prospects and performance, causing actual results to differ from those discussed during the presentation.
Any forward-looking statements made are subject to risks and uncertainties, many of which are beyond management’s control. These risks and uncertainties include economic conditions in the countries in which we operate, government regulations and rules, currency exchange rate fluctuations, changes in tariffs and our ability to successfully operate our business. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, AEI’s actual results and plans could differ materially from those expressed in any forward-looking statements.
Reference our “Risk Factors” section in AEI’s Annual Report on Form 20-F and any other public filings and press releases. AEI undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events.

Investor Contact:	Molly Whitaker (713) 345-5046 molly.whitaker@aeienergy.com